COASTAL EQUITIES, INC.

ANNUAL AUDITED REPORT

FORM X-17A-5

PART III

DECEMBER 31, 2022

TABLE OF CONTENTS

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

CONFIDENTIAL

SEC FILE NUMBER
8- 40822

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING **01/01/22** AND ENDING **12/31/22**
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM:

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 N. Orange St. Ste. 729
(No. and Street)

Wilmington	**DE**	**19801**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael O'Connor	**(302) 260-6656**	**moconnor@coastal-one.com**
(Name)	(Area Code - Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Walter Shuffain, PC
(Name - if individual, state last, first, and middle name)

One International Place Ste. 1010	**Boston**	**MA**	**02110**
(Address)	(City)	(State)	(Zip Code)

4/8/2011	**5439**
(Date of Registration with PCAOB, if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.*

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael O'Connor , swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Coastal Equities, Inc.**, as of **December 31, 2022**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

_____

MICHAEL CONSALVI
NOTARY PUBLIC STATE OF NEW YORK
CORTLAND
LIC. #01CO6362039
COMM. EXP. 07/24/202 5

_____ 2-23-23
Notary Public

_____
Signature

_____
Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

☒ (a) Statement of Financial Condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



One International Place, Suite 1010
Boston, Massachusetts 02110
p: 617.447.2700
f: 617.778.6100
wscpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
Coastal Equities, Inc. and Subsidiary
Wilmington, Delaware

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of Coastal Equities, Inc. and Subsidiary as of December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of Coastal Equities, Inc. and Subsidiary as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated financial statement is the responsibility of Coastal Equities, Inc. and Subsidiary's management. Our responsibility is to express an opinion on Coastal Equities, Inc. and Subsidiary's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Coastal Equities, Inc. and Subsidiary in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Other Matters

As discussed in Note 5 to the consolidated financial statements, the Company is a party to various legal actions. Those actions claim substantial damages as a result of alleged unsuitable investment advice and other matters. Management and legal counsel for the Company are of the opinion that the legal actions are without merit and settlement of the actions will not have a material effect on the Company's financial position. They are also of the opinion that they have properly accrued for any assessments that might materialize from the legal actions. Nevertheless, it is at least reasonably possible that such an effect will occur, although the amount cannot be estimated. Settlement of the legal actions are expected within the next year. Our opinion is not modified with respect to that matter.

Walter Shuffain, P.C.

We have served as Coastal Equities, Inc. and Subsidiary's auditor since 2022.

February 28, 2023

COASTAL EQUITIES, INC.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2022

Assets

Assets:		
Cash and cash equivalents	$	5,807,883
Marketable securities at market value		39,103
Receivable from broker-dealers, net		1,196,322
Receivable from related parties, net		1,379,028
Other receivables		440,564
Prepaid expenses		215,564
Cash deposited with clearing organization		29,335
Equipment and furnishings, net of accumulated depreciation of $87,684		44,375
Total assets	$	9,152,174

Liabilities and Stockholder's Equity

Liabilities:		
Commissions payable	$	3,607,016
Accounts payable		554,863
Deferred revenue		709,869
Accrued expenses and other liabilities		1,645,267
Total liabilities		6,517,015
Stockholder's equity		2,635,159
Total liabilities and stockholder's equity	$	9,152,174

The accompanying notes are an integral part of this financial statement.

COASTAL EQUITIES, INC.
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

Note 1 - Organization and Nature of Business

The following accounting principles and practices of Coastal Equities, Inc., and Subsidiary (the "Company") are set forth to facilitate the understanding of data presented in the financial statement.

Description of business operations - The Company operates a securities broker and dealer registered with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC"). It has a wholly owned subsidiary, Coastal Equities Insurance Agency, Inc. that is currently dormant. Coastal Equities Inc. is a wholly owned subsidiary of Orange Street Holdings, Inc. ("Orange Street").

The Company has independent brokers who operate offices in Arizona, California, Delaware, Florida, Georgia, Idaho, Illinois, Indiana, Kentucky, Maryland, Maine, Minnesota, Montana, Nevada, New Jersey, New York, North Carolina, Ohio, Oregon, Pennsylvania, Tennessee, Texas, Virginia, and Washington. Its primary source of revenue is commissions for providing brokerage services to small businesses and individuals. Each broker receives a share of the commissions earned and is responsible for his or her own expenses.

Note 2 – Summary of Significant Accounting Policies

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results may differ from those estimates.

Cash and cash equivalents - The Company considers all bank accounts, cash accounts with our clearing agent (First Clearing), and all highly liquid debt instruments purchased with original maturities of less than three months to be cash equivalents. The company maintains its cash in bank accounts with balances which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk.

Accounts receivable - Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to net receivables based on its assessment of the current status of individual accounts. If balances were still outstanding after management had used reasonable collection efforts, they would be written off through a charge to the reserve and a credit to accounts receivable.

Investments - Investments consist of mutual funds that are valued at fair value. Unrealized gains and losses are included in net income. The first-in, first-out method is used to determine realized gains and losses.

Note 2 – Summary of Significant Accounting Policies (CONTINUED)

Deferred revenue - The unamortized amount of the retention payment from First Clearing (see retention fee above) is considered deferred revenue. As of December 31, 2022, the accumulated amount in deferred revenue is $709,871. The Company also defers amounts paid on managing broker-dealer transactions to offset anticipated marketing expenses for the products being sold.

Equipment & furnishings - Property and equipment consist mainly of furniture, fixtures, and equipment that are stated at cost and are being depreciated over estimated useful lives of three to five years using straight-line methods.

Income taxes - As a wholly owned subsidiary, the Company is part of the consolidated tax return filing of Orange Street Holdings. The Company, as a wholly owned subsidiary of this consolidated group, is responsible for its share of its income tax allocated by its share of taxable income. There are no material differences between the book and tax amounts.

Leases - In February 2016 the FASB issued ASU 2016-02, "ASC 842" Leases. The standard requires all leases with lease terms over twelve months to be capitalized as a right-of-use-asset and lease liability on the balance sheet at the date of lease commencement. Leases will be classified as either finance or operating. The distinction will be relevant for the pattern of expense recognition in the income statement. The Company implemented the new standard in 2019. Operating lease assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date.

Subsequent Events - In February 2023, a minority shareholder sold their remaining 15% interest in Orange Street to Cameron, whose ownership became 95% of Orange Street with that transaction.

Note 3 - Cash Deposited with Clearing Organization

Because the Company does not receive customer securities or trades directly, it has entered into a relationship with a clearing, or correspondent, broker. As part of the terms of its contract with this broker, it maintains with them a $25,000 deposit, held in a money-market fund. Interest earned on this account accrues to the benefit of the Company.

Note 4 - Fair Value Measurements

Generally Accepted Accounting Principles (GAAP), establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, are used to measure fair value.

Note 4 - Fair Value Measurements (CONTINUED)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

-Level 1 Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access;

-Level 2 Inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly;

-Level 3 Inputs are unobservable inputs for the asset or liability.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Cost and fair value of investments consisted of the following:

	Cost	Gross Unrealized Loss	Level 1 Fair Value
Mutual funds	$ 41,920	$ (2,817)	$ 39,103

Investments are recorded at fair value. Cost is determined on the first-in, first-out (FIFO) basis when calculating gains and losses.

Note 5 – Contingencies

The firm is a respondent and co-respondent in FINRA arbitrations brought by former customers, or in discussions with customers who have threatened to file FINRA arbitrations. The customers generally allege that products sold to them by registered representatives of the firm were unsuitable.

In addition to and including the above-referenced claims, the firm is currently a respondent and co-respondent in FINRA arbitrations brought by former customers, or in discussions with customers who have threatened to file FINRA arbitrations. The claims amount to approximately $3,200,000. The company believes that the matters will be resolved for substantially less than the amounts claimed. The Company has accrued $200,000 against possible exposure at December 31, 2022.

Note 6 - Related Party Transactions

The Company is a wholly owned subsidiary of Orange Street, which has two other subsidiaries: Coastal Investment Advisors, Inc. ("CIA"), and Coastal Risk Advisors, LLC ("CRA"). CIA is 100% owned by Orange Street. CRA is 99% owned by Orange Street. The Company purchases errors and omissions insurance from an unaffiliated insurance company through CRA. Prepaid insurance amounted to $128,125 at December 31, 2022.

During 2022 the Company began the year with an outstanding receivable balance of $413,803 due from CIA. Investment advisory fees paid to the Company by First Clearing are credited to CIA on a monthly basis. As of December 31, 2022, the Company has a receivable due from CIA of $387,345 for the repayment of these expenses.

During 2022, the Company began the year with an outstanding receivable balance of $2,793 from Orange Street. As of December 31, 2022, the Company has a receivable due from Orange Street of $961,381.

On October 30, 2022, Cameron converted its 24.5% preferred interest in Orange Street to common shares and acquired an additional 55.5% of common shares from other shareholders.

Note 7 - Net Capital Requirements

The Company is subject to the uniform net capital rule of the Securities and Exchange Commission (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital not exceed 15 to 1 (as those terms are defined by the Rule). In addition, equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. As of December 31, 2022, the Company's net capital requirement was $434,468. At December 31, 2022, the Company had net capital of $607,668 which was $173,200 in excess of the required amount, and aggregate indebtedness to net capital ratio was 10.72 to 1.